Exhibit 99.1

VOTING RESULTS

OF THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

THURSDAY NOVEMBER 29, 2018

As of November 01, 2018 – the record date for the Extraordinary General Meeting (“EGM”) – CNH Industrial N.V.’s (the ”Company”) issued share capital amounted to 1,364,400,196 common shares and 396,474,276 special voting shares, each share having a nominal value of one eurocent, including at that date 10,583,462 common shares and 7,737,084 special voting shares held in treasury by the Company. Each share carries one vote. Shares held in treasury by the Company cast no vote. In total 1,742,553,926 votes could be validly cast.

At the EGM 82.61 % of all outstanding shares in the capital of the Company were present or represented. The total number of voting rights at the EGM amounted to 1,439,526,756. In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the EGM is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	VOTES ABSTAIN
Resolution 2.a.	1,438,751,413	99.95145%	698,900	0.04855%	1,439,450,313	76,443
Resolution 2.b.	1,249,881,593	86.84001%	189,410,808	13.15999%	1,439,292,401	234,355

December 04, 2018

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